Exhibit 14

UNITED WESTERN BANCORP, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

Introduction
United Western Bancorp, Inc.’s (the “Company”) reputation for honesty and integrity is the sum of the personal reputations of our directors, officers and employees.  It is the Company’s policy to conduct its business in accordance with the highest ethical standards of the financial industry and to comply with all laws regulating the conduct of the Company and its employees. To protect this reputation and to promote compliance with laws, rules and regulations, this Code of Business Conduct and Ethics (“Code of Conduct” or “Code”) has been adopted by the Board of Directors. Every director, officer, and employee is obligated to be familiar with and understand and comply with this Code of Conduct. This Code of Conduct is only one aspect of our commitment.

You must also be familiar with and comply with all other policies contained in the Company’s Employee Handbook and all the written policies for the United Western Bancorp affiliate company that employs you.

This Code sets out the basic standards of ethics and conduct to which all of our directors, officers and employees are held. These standards are designed to deter wrongdoing and to promote honest and ethical conduct, but will not cover all situations. If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code.

If you have any doubts whatsoever as to the propriety of a particular situation, you should submit it in writing to the Company’s Chief Operating Officer, who will review the situation and take appropriate action in keeping with this Code, the Company’s other corporate policies and the applicable law.

If your concern relates to that individual, you should submit your concern, in writing, to the Chief Executive Officer of the Company. The mailing address of each of those individuals is included at the end of this Code.

Those who violate the standards set out in this Code will be subject to disciplinary action.

1. Scope
If you are a director, officer or employee (including temporary employee or independent contractor) of the Company or any of its subsidiaries, you are subject to this Code.

2. Honest and Ethical Conduct
The Company requires honest and ethical conduct from everyone subject to this Code. Each of you has a responsibility to all other directors, officers and employees of the Company, and to the Company itself, to act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing your independent judgment to be subordinated and otherwise to conduct yourself in a manner that meets with our ethical and legal standards.

3. Compliance with Laws, Rules and Regulations
It is the Company’s policy to comply with all applicable laws, rules and regulations. In particular, the Company’s banking operations are subject to a variety of laws governing the business of banking and the operations of the bank. You are required to comply with all applicable governmental laws, rules and regulations, both in letter and in spirit. The Company has in place a number of policies designed to ensure compliance with those laws and regulations. Although you are not expected to know the details of all the applicable laws, rules and regulations, it is your obligation to become familiar and comply with the various policies that pertain to your responsibilities with the Company. We expect you to seek advice from the Company's Chief Operating Officer if you have any questions about whether the requirement applies to the situation or what conduct may be required to comply with any law, rule or regulation.

4. Conflicts of Interest
You must handle in an ethical manner any actual or apparent conflict of interest between your personal and business relationships. Conflicts of interest are prohibited as a matter of policy. A "conflict of interest" exists when a person's private interest interferes in any way with the interests of the Company. For example, a conflict situation arises if you take actions or have interests that interfere with your ability to perform your work for the Company objectively and effectively. Conflicts of interest also may arise if you, or a member of your family, receive an improper personal benefit as a result of your position with the Company.

If you become aware of any transaction or relationship that reasonably could be expected to give rise to a conflict of interest, you should report it promptly to the Company’s Chief Operating Officer, Compliance Officer or Chief Executive Officer.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. The following standards apply to certain common situations where potential conflicts of interest may arise:

    A. Gifts and Entertainment
    Consistent with applicable law, personal gifts and entertainment offered by persons doing business with the Company may be accepted when offered in the ordinary and normal course of the business relationship. However, the frequency and cost of any such gifts or entertainment may not be so excessive that your ability to exercise independent judgment on behalf of the Company is or may appear to be compromised, and should not be accepted.

    B. Financial Interests in Other Organizations
    The determination whether any outside investment, financial arrangement or other interest in another organization is improper depends on the facts and circumstances of each case. Your ownership of an interest in another organization may be inappropriate if the other organization has a material business relationship with, or is a direct competitor of, the Company and your financial interest is of such a size that your ability to exercise independent judgment on behalf of the Company is or may appear to be compromised. As a general rule, a passive investment would not likely be considered improper if it: (1) is in publicly traded shares; (2) represents less than 1% of the outstanding equity of the organization in question; and (3) represents less than 5% of your net worth. Other interests also may not be improper, depending on the circumstances.

    C. Outside Business Activities
    The determination of whether any outside position an employee may hold is improper will depend on the facts and circumstances of each case. Your involvement in trade associations, professional societies, and charitable and similar organizations will not normally be viewed as improper. However, if those activities are likely to take substantial time from or otherwise conflict with your responsibilities to the Company, you should obtain prior approval from your supervisor. Other outside associations or activities in which you may be involved are likely to be viewed as improper only if they would interfere with your ability to devote proper time and attention to your responsibilities to the Company or if your involvement is with another company with which the Company does business or competes. For a director, employment or affiliation with a Company with which the Company does business or competes must be fully disclosed to the Company’s Board of Directors or the Nomination and Governance Committee of the Board of Directors and must satisfy any other standards established by applicable law, rule (including rule of any applicable stock exchange) or regulation and any other corporate governance guidelines that the Company may establish.

    D. Indirect Violations
You should not indirectly, through a spouse, family member, affiliate, friend, partner, or associate, have any interest or engage in any activity that would violate this Code if you directly had the interest or engaged in the activity. Any such relationship should be fully disclosed to the Company’s Chief Operating Officer, Compliance Officer or the Chief Executive Officer (or the Board of Directors or the Nomination and Governance Committee of the Board of Directors if you are a director of the Company), who will make a determination whether the relationship is inappropriate, based upon the standards set forth in this Code.

5. Corporate Opportunities
You are prohibited from taking for yourself, personally, opportunities that are discovered through the use of corporate property, information or position, unless the Board of Directors has declined after full disclosure of all relevant facts to pursue the opportunity. You may not use corporate property, information, or position for personal gain, or to compete with the Company directly. You owe a duty to the Company to advance its legitimate interests whenever the opportunity to do so arises.

6. Fair Dealing
You should endeavor to deal fairly with the Company’s suppliers, competitors and employees and with other persons with whom the Company does business. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

7. Public Disclosures
 It is the Company’s policy to provide full, fair, accurate, timely, and understandable disclosure in all reports and documents that we file with, or submit to, the Securities and Exchange Commission and in all other public communications made by the Company.

8. Financial Reporting Responsibilities
As a public company it is of critical importance that the Company’s filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with the Company, employees may be called upon to provide information to assure that the Company’s public reports are complete, fair and understandable. The Company expects all personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

9. Confidentiality
You should maintain the confidentiality of all confidential information entrusted to you by the Company or by persons with whom the Company does business, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors of, or harmful to, the Company or persons with whom the Company does business, if disclosed.

10. Insider Trading
If you have access to material, non-public information concerning the Company, you are not permitted to use or share that information for stock trading purposes, or for any other purpose except in the conduct of the Company’s business. All non-public information about the Company should be considered confidential information. Insider trading, which is the use of material, non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information, is not only unethical but also illegal. The prohibition on insider trading applies not only to the Company’s securities, but also to securities of other companies if you learn of material non-public information about these companies in the course of your duties to the Company. Violations of this prohibition against "insider trading" may subject you to criminal or civil liability, in addition to disciplinary action by the Company.

11. Protection and Proper Use of Company Assets
You should protect the Company’s assets and promote their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. All corporate assets should be used for legitimate business purposes. The obligation of employees to protect the Company's assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

12. Interpretations and Waivers of the Code of Business Conduct and Ethics
If you are uncertain whether a particular activity or relationship is improper under this Code or requires a waiver of this Code, you should disclose it to the Company's Chief Operating Officer, Compliance Officer or the Chief Executive Officer (or the Board of Directors or Nomination and Governance Committee if you are a director), who will make a determination first, whether a waiver of this Code is required and second, if required, whether a waiver will be granted. You may be required to agree to conditions before a waiver or a continuing waiver is granted. However, any waiver of this Code for an executive officer or director may be made only by the Company’s Board of Directors and will be promptly disclosed to the extent required by applicable law, rule (including any rule of any applicable stock exchange) or regulation.

13. Reporting any Illegal or Unethical Behavior
The Company desires to promote ethical behavior. Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Additionally, employees should promptly report violations of laws, rules, regulations or this Code to the Company’s Compliance Officer, Chief Operating Officer or Chief Executive Officer. Any report or allegation of a violation of applicable laws, rules, regulations or this Code need not be signed and may be sent anonymously. All reports of violations of this Code, including reports sent anonymously, will be promptly investigated and acted upon in a timely manner. If any report of wrongdoing relates to accounting or financial reporting matters, or relates to persons involved in the development or implementation of the Company's system of internal controls, a copy of the report will be promptly provided to the chairman of the Audit Committee of the Board of Directors, which may participate in the investigation and resolution of the matter. It is the policy of the Company not to allow actual or threatened retaliation, harassment or discrimination due to reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct. Please see the Company’s Whistle Blower Policy for details on reporting illegal or unethical conduct and the protections the Company provides.

14. Compliance Standards and Procedures
This Code is intended as a statement of basic principles and standards and does not include specific rules that apply to every situation. Its contents have to be viewed within the framework of the Company’s other policies, practices, instructions and the requirements of the law. This Code is in addition to other policies, practices or instructions of the Company that must be observed. Moreover, the absence of a specific corporate policy, practice or instruction covering a particular situation does not relieve you of the responsibility for exercising the highest ethical standards applicable to the circumstances. In some situations, it is difficult to know what action is appropriate. Because this Code does not anticipate every situation that will arise, it is important that each of you approach a new question or problem in a deliberate fashion:

(a)	Determine if you know all the facts.

(b)	Identify exactly what it is that concerns you.

(c)	Discuss the problem with a supervisor or, if you are a director, the Company's Chief Operating Officer.

(d)	Seek help from other resources such as other management personnel or our Company’s Chief Operating Officer.

(e)	Seek guidance before taking any action that you believe may be unethical or dishonest.

You will be governed by the following compliance standards:

•	You are personally responsible for your own conduct and for complying with all provisions of this Code and for properly reporting known or suspected violations;

•	If you are a supervisor, manager, director or officer, you must use your best efforts to ensure that employees understand and comply with this Code;

•
No one has the authority or right to order, request or even influence you to violate this Code or the law; a request or order from another person will not be an excuse for your violation of this Code and in fact, you should report such a request;

•	Any attempt by you to induce another director, officer or employee of the Company to violate this Code, whether successful or not, is itself a violation of this Code and may be a violation of law;

•
Any retaliation or threat of retaliation against any director, officer or employee of the Company for refusing to violate this Code, or for reporting in good faith the violation or suspected violation of this Code, is itself a violation of this Code and the Company’s Whistleblower Policy and may be a violation of law; and

•	The Company requires that every reported violation of this Code be investigated.

Violation of any of the standards contained in this Code, or in any other policy, practice or instruction of the Company, can result in disciplinary actions, including dismissal and civil or criminal action against the violator. This Code should not be construed as a contract of employment and does not change any person's status as an at-will employee.

This Code is for the benefit of the Company, and no other person is entitled to enforce this Code. This Code does not, and should not be construed to, create any private cause of action or remedy in any other person for a violation of the Code. Moreover, violations of this Code shall not be presumed to create a violation of law, rule or regulation on the part of the Company.

The names, addresses, telephone numbers, facsimile numbers and e-mail addresses of the Compliance Officer, Chief Executive Officer and the Chief Operating Officer of the Company are set forth below:

United Western Bancorp, Inc.
700 17th Street, Suite 2100
Denver, Colorado 80202
(303) 595-9898 Telephone
(720) 946-1171 Fax

Chief Executive Officer
Scot T. Wetzel
(720) 956-6577
swetzel@uwbank.com

Compliance Officer
Thomas J. Loveday
(720) 932-4295
tloveday@uwbank.com

Chief Operating Officer
Michael J. McCloskey
(720) 932-4282
mmccloskey@uwbank.com

Adopted by Resolution of the Board of Directors
August 4, 2008